REICH & TANG ASSET MANAGEMENT, L.P.
                                600 Fifth Avenue
                            New York, New York 10020



                                  June 30, 1999



U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


       Re: internet.com Index Fund, Inc. - CIK. No. 0001086410
           Request for Withdrawal of Registration Statement on Form N-1A File No.333-78711
           -------------------------------------------------------------

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for internet.com(TM) Index Fund, Inc. (hereinafter referred to as the "Fund"). The Fund filed a Registration Statement on Form N-1A with the Securities and Exchange Commission ("SEC") pursuant to Rule 485(a) of the Securities Act of 1933 (the "33 Act") on May 18, 1999 (Accession No. 0000903112-99-000745). The Fund also filed a Notification of Registration with the SEC on Form N-8A on May 18, 1999 (Accession No.0000903112-99-000743). An application for deregistration on Form N-8F has been submitted and is concurrently being reviewed by the SEC.

The Fund has recently received comments on the Registration Statement from Mr. Peter Tsirigotis but never filed a pre-effective amendment nor has the Fund become effective. The Fund has decided not to commence sales of shares of the Fund.

Based on the above, the Fund submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. The Fund hereby requests withdrawal of its Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                                   Sincerely,


                                                     /s/ Bernadette N. Finn
                                                   ---------------------------
                                                   Bernadette N. Finn
                                                   Vice President

BF:kah

cc:  Mr. Peter Tsirigotis

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